UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 2011

Commission File Number: 001-35235

NAUTILUS MARINE ACQUISITION CORP.

90 Kifissias Avenue
Maroussi 15125
Athens, Greece
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

EXPLANATORY NOTE

The Company is currently subjected to the foreign private issuer rules and, as such, the Company is not required to file Quarterly Reports on Form 10-Q with the Securities and Exchange Commission (the “SEC”).  However, pursuant to the requirements of the NASDAQ Capital Market, the Company is furnishing to the SEC, under cover of this Form 6-K, the unaudited financial statements (which have been reviewed by our independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board) and certain other information that would have been included by the Company in a Form 10-Q for the six months ended April 30, 2011, had it been required to file a report on Form 10-Q for that period.

Financial Statements

Unaudited financial statements for the quarter ended April 30, 2011  and for the six month period from November 1, 2010 (date of inception) to April 30, 2011 are included as Exhibit 99.1 to this Form 6-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. These statements are based on the beliefs of, as well as assumptions made by, our management and information currently available to us and reflect our current view concerning future events. As such, they are subject to risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among many others: our status as a development stage company; the reduction of the proceeds held in the trust account due to third party claims; our selection of a prospective target business or asset; our issuance of our capital shares or incurrence of debt to complete a business transaction; our ability to consummate an attractive business transaction due to our limited resources and the significant competition for business transaction opportunities; conflicts of interest of our officers and directors; potential current or future affiliations of our officers and directors with competing businesses; our ability to obtain additional financing if necessary; our sponsors’ and directors’ ability to control or influence the outcome of matters requiring shareholder approval due to their substantial interest in us; delisting of our securities from the NASDAQ Capital Market or an inability to have our securities listed on the NASDAQ Capital Market following a business transaction; the adverse effect the outstanding warrants may have on the market price of our common stock; the adverse effect on the market price our common stock due to the existence of registration rights with respect to the securities owned by our sponsors and directors; the lack of a market for our securities; our being deemed an investment company; our dependence on our key personnel; our dependence on a single company after our business transaction; environmental, permitting and other regulatory risks; foreign currency fluctuations and overall political risk in foreign jurisdictions; our operating and capital expenditures; our competitive position; expected results of operations and/or financial position; any of the factors in the “Risk Factors” section of our Registration Statement No. 333-174634; other risks identified in this Report and any statements of assumptions underlying any of the foregoing. You should also carefully review other reports that we file with the SEC. We assume no obligation, and do not intend, to update these forward-looking statements, except as required by law.

Overview

We are a recently-organized blank check company formed pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction with one or more operating businesses or assets that we have not yet identified. While our efforts in identifying a prospective target business for our initial business transaction will not be limited to a particular industry or geographic region, we will initially focus our search on identifying a prospective target business in the international maritime shipping, offshore and related maritime services industries. Our initial business transaction must be with one or more assets or target businesses having an aggregate fair market value of at least 80% of the value of the trust account (excluding any taxes) at the time of the agreement to enter into such initial business transaction. As of April 30, 2011, we did not have any specific merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction under consideration and we had not, nor has anyone on our behalf, contacted any prospective target business or had any discussions, formal or otherwise, with respect to such a transaction. Subsequent to the consummation of our initial public offering in July 2011, our focus has been on identifying a prospective target business for our initial business transaction.

We intend to use cash from the proceeds of our initial public offering, our authorized shares, incurred debt, or a combination of cash, shares and debt, in effecting our initial business transaction. However, the ultimate consideration we pay to complete a business transaction depends upon the requirements of the target business or asset, and the amount of funds available to us from the trust account following any payments to holders redeeming their common stock. The target’s preference in receiving consideration in the form of cash, stock or a blend of cash and stock may be driven by the target’s desire for working capital, cash in-hand or control of the post-transaction entity. To the extent the value of the target business or asset exceeds the value of the funds held in our trust account, it is likely that we would issue additional authorized shares, incur debt, or a combination of cash, shares and debt to complete such business transaction. We cannot assure you whether or not we may issue shares of our capital stock or debt securities to complete a business transaction because we have not identified a target business or asset, do not know what industry such ultimate target will be operating in and do not know the amount of funds that will ultimately be available to us to complete our business transaction. The issuance of additional shares:
•	may significantly reduce the equity interest of investors in our initial public offering;
•	may subordinate the rights of holders of common stock if preferred shares are issued with rights senior to those afforded to the holders of our common stock;
•
may likely cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely will also result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our common stock and/or warrants.

Similarly, if we incur substantial debt, it could result in:
•	default and foreclosure on our assets if our operating cash flow after a business transaction is insufficient to pay our debt obligations;
•
acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;
•	covenants that limit our ability to acquire capital assets or make additional acquisitions;
•	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding;
•	our inability to pay dividends on our common stock;
•
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;
•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and
•
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

To the extent we have funds remaining in our trust account following the consummation of a business transaction, those funds may be used for any purpose agreed to between us and the target business or asset based upon the needs of the post transaction entity, including but not limited to, working capital, debt repayment or employee compensation.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our entire activity since inception has been to prepare for our proposed fundraising through an offering of our equity securities. Following our initial public offering, we will not generate any operating revenues until after completion of our initial business transaction, at the earliest. We will generate non-operating income in the form of interest income on cash and cash equivalents after our initial public offering. After our initial public offering, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially after the closing of our initial public offering and the private placement of the insider warrants.

For the three months ended April 30, 2011, we had a net loss of $0 and expenses $0. For the six months ended April 30, 2011, we had a net loss of $8,809 and expenses of $8,809. For the period from November 1, 2010 (date of inception) to April 30, 2011, we had a net loss of $8,809 and expenses of $8,809.

Related Party Transactions

As of April 30, 2011, Akis Tsirigakis and George Syllantavos had loaned to us $106,680 which was used to pay a portion of the expenses of our initial public offering, including: SEC filing fees, FINRA filing fees, Nasdaq Capital Market initial listing fees and legal and audit fees and expenses. These loans were payable without interest upon the earlier of November 30, 2011 or upon the closing of our initial public offering. The loans were repaid in July 2011.

We have agreed to pay to Fjord NEPA (Greece), an entity controlled by Mr. Tsirigakis, $7,500 per month for office space and certain general and administrative services, including but not limited to receptionist, secretarial and general office services. This agreement commences on the date of the prospectus for our initial public offering and shall continue until the earliest to occur of: (i) the consummation of a business transaction or (ii) 19 months from the date of the prospectus for our initial public offering.

Messrs. Tsirigakis and Syllantavos have agreed that they will be liable to us, jointly and severally, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement reduce the amounts in the trust account to below $10.10 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account. In the event that an executed waiver is deemed to be unenforceable against a third party, Messrs. Tsirigakis and Syllantavos will not be responsible to the extent of any liability for such third party claims.

In addition, in the event we are forced to liquidate pursuant to our amended articles of incorporation and do not have sufficient funds from our remaining assets outside of the trust account (which may include up to 100% of the interest earned on the proceeds placed in trust), Messrs. Tsirigakis and Syllantavos have agreed to advance us the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the trust account to our public shareholders (currently anticipated to be no more than approximately $20,000) and have agreed not to seek repayment for such expenses.

 Liquidity and Capital Resources

On July 20, 2011, we consummated our initial public offering (“Public Offering”) of 4,800,000 units at a price of $10.00 per unit. Simultaneously with the consummation of our initial public offering, we consummated the private sale of 3,108,000 warrants (the “Insider Warrants”) to certain initial holders for $2,331,000. We received net proceeds from our Public Offering and the sale of the Insider Warrants of $48,480,000, net of the non-deferred portion of the underwriting commissions of $1.18 million (none of which were incurred from November 1, 2010 (date of inception) through April 30, 2011) and offering costs and other expenses of approximately $360,000 (of which $102,871 were incurred from November 1, 2010 (date of inception) through April 30, 2011). For a description of the proceeds generated in our Public Offering and a discussion of the use of such proceeds, we refer you to Note 10 of the unaudited interim financial statements included as an exhibit to this report and below in “Unregistered Sales Of Equity Securities And Use Of Proceeds.” As of April 30, 2011, we had cash of $25,000. Until the consummation of our Public Offering, our only source of liquidity were loans made to us by Messrs. Tsirigakis and Syllantavos totaling $106,680 on April 30, 2011. These loans were repaid out of the proceeds of the Public Offering. Nearly all liabilities of the Company at April 30, 2011 were related to costs associated with the Public Offering.

Recent Accounting Pronouncements

         We do not believe that the adoption of any recently issued accounting standards will have a material impact on our financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of our initial public offering, including amounts in the trust account, will be invested in United States government treasury bills with a maturity of 180 days or less or in money market funds investing solely in United States government treasury bills and meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

PART II. OTHER INFORMATION

LEGAL PROCEEDINGS.

None

RISK FACTORS.

Factors that could cause our actual results to differ materially from those in this report are any of the risks described in our prospectus dated July 14, 2011 filed with the SEC. Any of these factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations.

As of the date of this Report, there have been no material changes to the risk factors disclosed in our prospectus dated July 14, 2011 filed with the SEC, except we may disclose changes to such factors or disclose additional factors from time to time in our future filings with the SEC.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

On November 1, 2010, our sponsors purchased 1,380,000 shares of common stock (the “Insiders Shares”) for $25,000, after giving effect to a forward stock split of 3,450 shares for each outstanding share of common stock on November 22, 2010 and giving effect to a 0.8-for-1 reverse split of our shares of common stock effectuated on July 14, 2011.  Such initial shares of common stock were issued to our sponsors in connection with our organization pursuant to the exemption from registration contained in Regulation S of the Securities Act. No underwriting discounts or commissions were paid with respect to such sales. The Insider Shares included 180,000 shares that were subject to forfeiture if and to the extent the underwriters’ over-allotment option was not exercised, so that the insiders would own 20.0% of the Company’s issued and outstanding shares after the Public Offering.   The underwriters did not exercise the over-allotment option and therefore such shares were forfeited.

On July 20, 2011, we consummated a private sale of 3,108,000 Insider Warrants to our existing shareholders at a price of $0.75 per warrant (for an aggregate purchase price of $2,331,000). The sale of the Insider Warrants was made pursuant to the exemption from registration contained in Regulation S of the Securities Act.

Use of Proceeds from the Initial Public Offering

On July 20, 2011, we consummated our Public Offering of 4,800,000 units, with each unit consisting of one share of common stock and one warrant to purchase one share of common stock at an exercise price of $11.50 per share. The warrants will become exercisable on the later of 30 days after our completion of a business transaction or July 14, 2012 and will expire five years from the date of the business transaction, or earlier upon redemption or liquidation. The units in the Public Offering were sold at an offering price of $10.00 per unit, generating total gross proceeds of $48,000,000.   The securities sold in the Public Offering were registered under the Securities Act on a registration statement on Form F-1 (No. 333-174634), which the SEC declared effective on July 14, 2011.

We paid a total of $1.18 million in underwriting discounts and commissions (none of which were incurred from November 1, 2010 (date of inception) through April 30, 2011) and approximately $360,000 for other costs and expenses related to the offering (of which $102,871 were incurred from November 1, 2010 (date of inception) through April 30, 2011).   The underwriters for the Public Offering agreed to defer $480,000 in underwriting discounts and commissions, which amount will be payable upon consummation of our business transaction, if consummated. We also repaid the notes outstanding to certain of our officers.

After deducting the underwriting discounts and commissions (excluding the deferred portion of $480,000 in underwriting discounts and commissions, which amount will be payable upon consummation of our business transaction, if consummated) and the offering expenses, the total net proceeds from our Public Offering and the private placement of the Insider Warrants was $48,795,000 of which $48,480,000 (or approximately $10.10 per unit sold in the Public Offering) was placed in a trust account.  Approximately $299,400 is held outside the trust account and will be used to fund the Company’s operating expenses.  The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act.

DEFAULTS UPON SENIOR SECURITIES

None

OTHER INFORMATION

None

EXHIBITS.

99.1              Financial Statements for the six months ended April 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

NAUTILUS MARINE ACQUISITION CORP.

October 5, 2011
	By:	/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis
Co-Chief Executive Officer